News Release
Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R4 Website: www.fording.ca

For Immediate Release

10-YEAR SALES AGREEMENTS BETWEEN ELK VALLEY COAL, NIPPON STEEL AND POSCO FINALIZED

Agreements Provide Sales and Production Stability

CALGARY, August 2, 2005 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that Elk Valley Coal has finalized 10 year sales agreements with Nippon Steel Corporation (NSC) and POSCO for an aggregate of 4.85 million tonnes per annum of metallurgical coal for 2005, increasing to 6.25 million tonnes per annum for the 2007 coal year onwards.

In addition, subsidiaries of NSC and POSCO have each contributed U.S.$25 million for a 2.5% limited partnership interest in a new entity, the Elkview Mine Limited Partnership (‘EMLP’). Effective August 1, 2005, EMLP acquired the Elkview metallurgical coal mine in southeastern British Columbia from Elk Valley Coal Partnership (a general partnership between subsidiaries of Teck Cominco Limited and the Trust) in consideration for a 94.99% general partnership interest. A wholly-owned subsidiary of Elk Valley Coal will also be a general partner and will be responsible for management of the Elkview mine.

The proceeds of the NSC and POSCO investment in EMLP will be used to increase the annual production capacity of the Elkview mine to seven million tonnes of coal from its current level of six million tonnes.

“We are very pleased to have entered into this transaction with two of our largest customers,” said Jim Popowich, President of the Trust and Chief Executive Officer of Elk Valley Coal. “It represents a significant step forward in reaching our goal of sales and production stability over the next decade. We welcome the participation of two of the world’s major steel producers in Elk Valley Coal’s continued growth.”

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly owned subsidiary,

Fording Inc., holds a 60% interest in the Elk Valley Coal Partnership and is the world's largest producer of the industrial mineral wollastonite. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, and expects to supply approximately 27 million tonnes of high-quality coal products to the international steel industry in 2005. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

Forward-looking Information

Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward-looking information. Some of the risks, uncertainties and other factors affecting Fording Canadian Coal Trust are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Copies of Fording Canadian Coal Trust’s Canadian filings, including our most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our U.S. filings, including our most recent annual report on Form 40-F as supplemented by filings on Form 6-K, are available at www.sec.gov. Information in this document is presented as of August 2, 2005 and is subject to change after this date. However, Fording Canadian Coal Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information contact:

Susan J. Soprovich

Catherine Hart

Director, Investor Relations

Investor Relations Analyst

403-260-9834

403-260-9817

Email: investors@fording.ca

Website: www.fording.ca